

VegBox Promo Video Transcribed

Hi I'm Roberta Lowe, I've been an executive chef for over 15 years. I've been hospitality industry for over 20 years and I am the owner of VegBox restaurant. It is a vegan fast casual restaurant located here in Baltimore Maryland. So the whole concept here at VegBox is we focus on using the whole unprocessed plant to create a flavorful for filling and fast meal. We use familiar seasonings and spices along with ingredients combined with quick-service cooking technique. Since the age of eight I knew at that early age I was going to be an entrepreneur and owned my own plant-based restaurant. I grew up in a home where as though we were very religious base and our religion actually really, um, focused on eating healthy, um, and that meant like no meat products and things of that nature. From based upon their eight years old I remembered this distinct memory. I was sitting at the table I was eating canned spinach and I thought to myself eww this is so nasty. And so it was that moment that I decided that I was going to make sure and vegetables taste good and I was going to show the world that they can taste good and open up a restaurant to prove that. Transition years later I ended up going to culinary school for the sole purpose of making sure that I knew what season, what flavors, what, um, other cultures actually did in reference to how they make their food tastes. I learned so much in there, you know, different cooking methods you know allow for different flavors to be penetrated in the vegetable. Then during the pandemic I opened up my vegan restaurant. In that has been an amazing journey. So many customers come in and say I'm so glad that you're here because there's no one here now area, um, and I'm just really thankful that you're actually here and so that's that in itself has been a blessing. They are repeat customers which I love and we really build a bond based upon their experience with us here at VegBox. So over the years as I'm coaching clients and as I'm actually you know touring and talking about my book, "Almost Plant-based" to those who are looking to transition over to a vegan lifestyle. They would say to me that they would revert back because vegan places was not available to them. And so VegBox whole concept is really to actually tackle that pain point for people. We're looking to open early we're looking to stay open later so that we can really keep up with the competition. We're also changing the community by actually providing jobs in a community providing benefits to the employees and just really going in there and changing the economic system within the community one VegBox restaurant at a time. So VegBox is doing so well making sure that we are reaching the community reaching people that are really are looking for our product. How we are going to do that? We need investors. Um, we need people like you to invest in our service and invest in our vision. Investing your dollars into VegBox will help us to build, scale, and reach. Build a brand that's not only changing people's lives by offering healthier options into the marketplace but also bringing that stability to the community by offering jobs and benefits that really will help the community. Also to scale our business making sure we are actually introducing and refining our processes and our products so we can make sure that we are number one in this market space. Then we're going to reach more customers without healthy meal options we're going to reach more employees by giving the community more job opportunities to work and I'll location all this is part of our expansion plan until you see VegBox dominating the vegan fast-casual marketspace. The vegan industry has really grown to a billion-dollar industry and we're going to continue to grow this is a great industry making big strides in the marketspace and VegBox is going to be in the numbers for the future. So make sure you invest today.